CUSIP No. 252368105	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

DEXTERITY SURGICAL, INC.
(Name of Issuer)

Common Stock
$0.001 Par Value
(Title of Class of Securities)

252368105
(CUSIP Number)

James Ditanna, CEO
Flat/Room 42, 4F, New Henry House, 10 Ice House Street, Central, Hong Kong

Copy to:

Matthew Ogurick, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis, LLP
200 South Biscayne Boulevard, 20th Floor
Miami, Florida 33131
305-539-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

CUSIP No. 252368105	Page 2 of 5 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Newise Century Inc., FEIN (N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,400,000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
26,400,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.94%
14	TYPE OF REPORTING PERSON
Corporation

CUSIP No. 252368105	Page 3 of 5 Pages

Item 1. Security And Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Dexterity Surgical, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at Flat/Room 42, 4F, New Henry House, 10 Ice House Street, Central, Hong Kong.

Item 2. Identity And Background

(a)-(c), (f). This statement is being filed by Newise Century Inc. (the “Reporting Person”).

The Reporting Person is a corporation organized under the laws of the British Virgin Islands., whose address is OMC Chamber, P.O, Box3152 Road Town, Tortola British Virgin Islands.

(d) and (e). During the last five (5) years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source And Amount Of Funds Or Other Consideration

The Reporting Person acquired the Shares from Issuer in exchange for all of the issued and outstanding shares of Rise and Grow Limited (the “R&G Shares”), a limited company organized under the laws of Hong Kong (the “Exchange”). The Reporting Person transferred all of the R&G Shares to Issuer on December 18, 2007.

Item 4. Purpose Of Transaction

The Reporting Person acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof pursuant to the Purchase Agreement. The Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest In Securities Of The Issuer

(a)-(b) Prior to acquiring the Shares pursuant to the Exchange, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares pursuant to the Purchase Agreement, the Reporting Person acquired 26,400,000 shares of common stock of the Issuer, which represents approximately 73.94% of the issued and outstanding shares of the Issuer as of the date hereof.

The Reporting Person has the sole power to vote and to dispose of all of the Shares.

(c) The Reporting Person has not effected, within the last sixty (60) days, any transactions involving the Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies

CUSIP No. 252368105	Page 4 of 5 Pages

Item 7. Material to be Filed as Exhibits

None.

CUSIP No. 252368105	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007	REPORTING PERSON:

Newise Century Inc.

	By:	/s/ Siu Choi Fat
Name: Siu Choi Fat Its: Sole Director